SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

   In the Matter of                                              CERTIFICATE
 Cinergy Corp., et al.                                                OF
   File No. 70-9577                                              NOTIFICATION

  Public Utility Holding Company Act of 1935 ("PUHCA" or
                          "Act")


         Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby submits the following pursuant to rule 24 under the PUHCA and the Commission's order dated May 18, 2001 in the above docket, HCAR 27190 (the "May 2001 Order"). This certificate reports activity in File No. 70-9577 for the calendar quarter ended June 30, 2001. Any capitalized terms used herein but not defined herein have the respective meanings given in the May 2001 Order.

1. Pursuant to the "EWG/FUCO Projects Limit" prescribed in the May 2001 Order, Cinergy's "aggregate investment" (as used in rule 53(a) under PUHCA) may not exceed the sum of (1) an amount equal to 100% of Cinergy's "consolidated retained earnings" (as used in rule 53(a) under PUHCA), plus
     (2) $2,000,000,000, excluding any investments subject to the Restructuring Limit. At June 30, 2001, (a) Cinergy had "consolidated retained earnings" of $1,201.9 million and therefore an EWG/FUCO Projects Limit of $3,201.9 million; (b) Cinergy's "aggregate investment" pursuant to the EWG/FUCO Projects Limit was approximately $1,337.2 million; and (c) accordingly, Cinergy's remaining investment capacity under the EWG/FUCO Projects Limit was approximately $1,864.7 million.

2. At June 30, 2001, consolidated debt, cumulative preferred stock, and common equity comprised approximately 62.8%, 0.8% and 36.4%, respectively, of Cinergy's consolidated capitalization. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

3.   At June 30, 2001, Cinergy's market-to-book ratio was 194%.

4. The May 2001 Order reserved jurisdiction over the ability of Cinergy to make investments under the Restructuring Limit. Accordingly, there is no activity to report with respect thereto.

5. For the quarter ended June 30, 2001, Cinergy issued $2,866,000 of common stock and had a net increase of $156,178,000 in notes payable and other short-term obligations; Cinergy issued no new long-term debt securities. At June 30, 2001, Cinergy's total capitalization (excluding retained earnings and accumulated other comprehensive income) was approximately $3.25 billion, a net increase of $1.25 billion over Cinergy's total capitalization at December 31, 1999, the benchmark used in the Commission's order dated June 23, 2000 in this file, HCAR No. 27190 ("June 2000 Order"), in which the Commission authorized Cinergy to increase its total capitalization by $5,000,000,000. Guarantees issued by Cinergy and outstanding at June 30, 2001 totaled $1.3 billion, leaving remaining Cinergy guarantee authority under the June 2000 Order of $700 million. Cinergy has met the applicable terms and conditions as specified in Section II of the June 2000 Order.

6. Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Cinergy is concurrently filing in paper format as Exhibit A, certain information concerning new investments for the quarter ended June 30, 2001, aggregate investment by EWG/FUCO Project, growth in retained earnings, net income and revenues of Cinergy's EWG/FUCO Projects.

                                                           S I G N A T U R E

         Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:         August 24, 2001

                                                              CINERGY CORP.


                                                      By:  /s/Wendy L. Aumiller
                                                            Assistant Treasurer